FISCHER & SANGER

ATTORNEYS AND COUNSELORS

SUITE 1204

5956 SHERRY LANE

DALLAS, TEXAS 75225

TELEPHONE 214/361-7301

ROBERT WM. FISCHER TELECOPIER 214/361-7842

August 11, 2000

Hudson's Grill International, Inc.

16970 Dallas Parkway, Suite 402

Dallas, Texas 75248

Re: Opinion of Legality of Stock Offering

Hudson's Grill International:

I have examined the Articles of Incorporation and the Bylaws of Hudson's Grill International (the "Company") with regard to the public offering of 6,656,986 shares of common stock that will be distributed to the shareholders of Hudson's Grill of America, Inc. (the "Parent"). According to the articles, the Company is authorized to issue up to 100,000,000 shares of class A common stock. The Company currently has 6,656,986 class A shares outstanding, all of which is held by the Parent. The Company is registering its stock so that the Parent may distribute public shares when the Parent distributes the Company's shares to the Parent's shareholders. The stock is without par value.

The stock is already issued to the Parent and is fully paid, non-assessable and legally issued and has been so since its original issuance in 1997. When distributed to the shareholders of Parent, the stock also will be fully paid, non-assessable and legally issued.

I have either examined the minutes of the Company or personally attended properly held meetings of the directors and shareholders of the Company and of the Parent. The Parent and the Company have both authorized the registration, the original issuance of the shares to the Parent, and the proposed public distribution of the outstanding shares of common stock of the Company, as outlined above.

Sincerely,

Fischer & Sanger

Robert W. Fischer

RWF:hs

f\sec\000622.o01